

March 13, 2014

Via E-mail
David M. Sagehorn
Executive Vice President & Chief Financial Officer
Oshkosh Corporation
P.O. Box 2566
Oshkosh, Wisconsin 54903

Re: Oshkosh Corporation
Form 10-K for Fiscal Year Ended September 30, 2013
Filed on November 13, 2013
File No. 001-31371

Dear Mr. Sagehorn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations, page 35

1.   In future filings please quantify, discuss, and analyze changes in costs of sales for each segment on a stand-alone basis in addition to your current disclosure which is made in the context of operating income. In your revised disclosure, please consider quantifying and discussing the significant components of costs of sales, such as labor, materials, overhead, or any other components, to the extent material.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

17. Stock Based Compensation, page 77

2.   We note your statement that total share-based compensation in fiscal 2013 increased as a result of the impact of a higher share price on cash-settled awards, which are adjusted to fair value at the end of each reporting period, and accelerated vesting of a share-based award in fiscal 2013 to the Company's Chief Executive Officer. Please tell us the business reason as to why vesting was accelerated on the share based award to the CEO. Additionally, please quantify for us the impact of the acceleration on your results of operations

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

                                        Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief